UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22870

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Independent Financial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12671 High Bluff Drive, Ste. 200
                              (No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Heising	(800) 269-1903	sheising@ifgsd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF San Diego, LLP
                    (Name – if individual, state last, first, and middle name)

2020 Camino del Rio North, Ste. 1000	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

09/29/03	27
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independent Financial Group, LLC _____, as of December 31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH JILL KREISMAN
COMM. #2411502
Notary Public · California
San Diego County
My Comm. Expires July 26, 2026

Sarah Jill Kreisman
Notary Public

Signature: _Scott Heising_

Title: Managing Director

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2024

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS



PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
of Independent Financial Group, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC as of December 31, 2024, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Financial Group, LLC's management. Our responsibility is to express an opinion on Independent Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Independent Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, (1) Schedule 1 - Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, (2) Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and (3) Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Independent Financial Group, LLC's financial statements. The supplemental information is the responsibility of Independent Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP
We have served as Independent Financial Group, LLC's auditor since 2008.
San Diego, California

February 26, 2025

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	8,934,683
Receivables from clearing organization,		
net of allowances of $2,835		4,544,973
Commission receivables, net		6,264,051
Other receivables, net		886,480
Other assets		639,106
Total current assets		21,269,293
Deposits with clearing organization		250,000
Deposit on office lease		116,366
Property and equipment, net		692,365
Right-of-use assets, net		6,394,142
Total assets	$	28,722,166

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	500,830
Accrued commissions		7,046,477
Lease liability - current		729,575
Other accrued liabilities		3,165,252
Total current liabilities		11,442,134
Lease liability - non-current		6,208,247
Total liabilities		17,650,381
COMMITMENTS AND CONTINGENCIES (Note 6)		
TOTAL MEMBER'S CAPITAL		11,071,785
Total liabilities and member's capital	$	28,722,166

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:	
Investment advisor fees	$ 149,221,328
Insurance and annuity commission	71,114,675
Other commissions and clearing	32,277,417
Mutual funds, mutual fund trails, and 12b-1 commission	20,559,687
Meetings, conferences and other	8,022,705
Insurance and due diligence fees	5,627,655
Interest income	4,839,304
Realized gain on investments	558,481
Total revenues	292,221,252
Expenses:	
Investment advisor fees	132,047,004
Commissions and clearing	109,711,994
Employee compensation and benefits	18,208,181
Outside services	4,306,165
Meetings and conferences	3,899,319
Insurance	2,359,720
Advertising and market development	2,134,604
Impairment loss	1,590,000
Lease	1,387,861
Travel and entertainment	958,259
Communication and technology	865,812
Regulatory fines	580,000
Utilities, subscriptions and other	312,021
Office supplies and printing	163,821
Depreciation and amortization	145,343
Licenses and registration fees	85,849
Interest	82,513
Research	53,458
Property taxes and tax fees	41,731
Total expenses	278,933,655
Net income	$ 13,287,597

The accompanying notes are an integral part of these financial statements.

- 3 -

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2024

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2023	$ 217,145	$ 11,117,043	$ 11,334,188
Distributions	-	(13,550,000)	(13,550,000)
Net income	-	13,287,597	13,287,597
Balance at December 31, 2024	$ 217,145	$ 10,854,640	$ 11,071,785

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 13,287,597
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	145,343
Amortization of right-of-use assets	773,139
Impairment loss	1,590,000
Realized gain on investments	(558,481)
Decrease (increase) in assets:	
Receivables from clearing organization	6,686,116
Commission receivables	(436,084)
Other receivables	(470,286)
Other assets	(25,040)
Increase (decrease) in liabilities:	
Accounts payable	168,960
Accrued commissions	422,832
Lease liability	(582,760)
Other accrued liabilities	141,493
Security deposit liability	(15,808)
Net cash provided by operating activities	21,127,021
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(86,120,519)
Sale/redemption of investments	86,679,000
Capital expenditures	(68,554)
Net cash provided by investing activities	489,927
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(13,550,000)
Net cash used in financing activities	(13,550,000)
Net increase	8,066,948
Cash and cash equivalents at the beginning of the year	867,735
Cash and cash equivalents at the end of the year	$ 8,934,683
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 82,513

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC, a Delaware limited liability company (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company ("LLC") until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's business primarily consists of commissions based on customer transactions and investment advisory fees. Commission and clearing revenues (including insurance and annuity commission, mutual funds, and other commissions revenue) are recorded on a trade date basis at a point in time. The Company believes that, with regards to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Mutual fund trails and 12b-1 fees are paid as earned, in subsequent periods if certain criteria is met, on initial mutual fund investments.

The Company receives an investment advisory fee in connection with investment advisory services performed for separately managed accounts upfront. The recognition and measurement of investment advisor fee revenue is based on the assessment of individual

NOTE 2 - ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

contract terms. The performance obligation related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period-end assets in the accounts.

Though some of these fees are variable in nature, the Company has determined that the fees are not constrained and are recognized as revenue during the period which the services are provided. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

In addition to commissions and fees, the Company receives additional revenue from insurance, due diligence fees, meeting and conference support and interest income. Revenue from these transactions is generally recognized at a point in time when the transaction under the arrangement is complete. As of December 31, 2024, there was approximately $342,000 in deferred meeting and conference revenue and $220,000 of other deferred revenue (contract liabilities).

The Company had $0 of contract assets and $562,000 and $910,000 of contract liabilities as of December 31, 2024 and 2023, respectively.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2024, accounts at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. At December 31, 2024, the Company had approximately $9,618,000 in balances over the FDIC limit. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from this institution.

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. At December 31, 2024, the Company had approximately $4,045,000 over the SIPC limit. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2024, the Company had five products that comprised approximately 100% of commission receivables and three products that comprised 71% of revenues.

The carrying amounts of cash and cash equivalents, receivables from clearing organization, investments, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded $26,022 of tax fees in the accompanying statement of operations under property taxes and tax fees, which includes the California LLC fee paid by the Company in 2024.

The Company recognizes and measures its unrecognized tax benefits in accordance with "Financial Accounting Standards Board" ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2024, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2024, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments

Periodically, the Company invests in fixed income securities, such as U.S. Treasury Bills. Purchases and sales/redemption of investments are recorded on a trade date basis. Net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses on those investments, is presented on the statement of operations. The Company had $0 of investments as of December 31, 2024.

NOTE 2 - ACCOUNTING POLICIES (continued)

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $3,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed when incurred.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of FASB ASC 360, *Property, Plant and Equipment*. FASB ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2024, there was $1,590,000 of impairment loss.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for credit losses. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts. The allowance for credit losses on commission receivables was $0 as of December 31, 2024.

Other Receivables, Net

Other receivables primarily consist of funds due from independent representatives. The Company monitors losses on a daily basis. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts. There were no allowances for credit losses for other receivables at December 31, 2024.

Other Accrued Liabilities

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as incentive compensation and litigation contingencies. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

NOTE 2 - ACCOUNTING POLICIES (continued)

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2024 was $2,134,604.

Recently Issued Accounting Pronouncements

The FASB has established the ASC as the authoritative source of U.S. GAAP recognized by the FASB. The principles embedded in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with U.S. GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's"). For the year ended December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

The Company follows ASC 280, *Segment Reporting* (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment. The President of the Company serves as Chief Operating Decision Maker ("CODM"). The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue, significant expenses, and other required segment disclosures for the year ended December 31, 2024 are the same as those presented in the Statements of Financial Condition, Operations, and Cash Flows.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2024:

Furniture and fixtures	$	652,458
Equipment		130,636
Tenant improvements		132,182
Computers and software		342,969
		1,258,245
Less: Accumulated depreciation and amortization		(565,880)
Total Property and equipment, net	$	692,365

For the year ended December 31, 2024, depreciation and amortization expense was approximately $145,300. During 2024, the Company determined the software development/asset under construction was not going to be viable and terminated the asset resulting in an impairment loss of $1,590,000.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31, 2024:

Accrued compensation	$	640,836
Deferred meeting and conference support revenue		342,000
Deferred renewal fees collected/SIPC liability		307,432
Accrued employee vacation liability		235,673
Accrued legal settlements		587,500
Accrued legal services		226,878
Other		824,933
	$	3,165,252

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $100,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2024, the Company had net capital of $7,882,647, which was $6,705,954 in excess of the required minimum net capital of $1,176,693. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 2.24 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its representatives' clients and involve the purchase or sale of investment securities. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. At December 31, 2024, the Company had approximately $588,000 in accrued legal settlements. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2024. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 7 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company applies the guidance of FASB ASC 842, *Leases*. Under FASB ASC 842, all leases are assessed for classification as an operating lease or finance lease. The Company recognizes a lease liability and a right-of-use ("ROU") asset for all leases, including operating leases, with a term greater than one year. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

The Company's lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Variable lease payments are expensed as incurred and are not included in the computation of the ROU asset or lease liability.

The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor, if any. The ROU asset is amortized using the straight-line method from the commencement date to the earlier of the end of the assets useful life or the end of the lease term. ROU assets are evaluated for impairment using the long-lived asset impairment guidance as required by FASB ASC 360, *Property, Plant and Equipment*.

The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such options. Operating lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company's lease contracts may include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component. The

NOTE 7 - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Company has elected not to recognize ROU assets and lease liabilities for leases with a term of less than one year.

The Company has two long-term operating lease agreements for its corporate headquarters and primary operations which expires on December 31, 2030. Each lease agreement also contains one option to extend the leases for a five-year period commencing on the date the original term expires. The Company has deemed it unlikely that the leases will be extended, and therefore, the extensions have not been considered in determining the values of the ROU assets and lease liabilities. The lease agreements also requires the payment of common area maintenance fees and property taxes which are variable lease expense.

	Year Ended December 31, 2024
Lease expense	
Amortization of ROU assets	$ 773,139
Interest on lease liabilities	614,722
	$ 1,387,861
Variable lease expense	72,325
Total	$ 1,460,186
Weighted average remaining lease term in years for operating leases	6.0
Weighted average discount rate for operating leases	8.4%

Maturity Analysis	Operating
2025-12	1,288,007
2026-12	1,428,262
2027-12	1,471,110
2028-12	1,515,243
2029-12	1,560,701
2030-12	1,607,522
Total undiscounted cash flows	8,870,845
Less: present value discount	(1,933,023)
Total lease liabilities	$ 6,937,822

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 26, 2025.

SUPPLEMENTAL INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Member's capital	$ 11,071,785
Less non-allowable assets:	
Commission receivables	(501,124)
Other receivables	(886,480)
Other assets	(755,472)
Right-of-use assets	(353,697)
Property and equipment	(692,365)
Non-allowable assets	(3,189,138)
Less: Other deductions and/or charges	-
Net capital before haircuts	7,882,647
Haircuts	
Debt Securities	-
Total haircuts deduction	-
Net capital	$ 7,882,647
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 500,830
Accrued commissions	7,046,477
Lease liability	6,937,822
Other accrued liabilities	3,165,252
Total aggregate indebtedness	$ 17,650,381

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	$ 1,176,693
Net capital in excess of amount required	$ 6,705,954
Net capital less greater of 10% of aggregated indebtedness or 120% of $100,000	$ 6,117,609
Ratio of aggregate indebtedness to net capital	2.24 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2024.

See accompanying report of independent registered public accounting firm.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as of and for the year ended December 31, 2024.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii) and footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as of and for the year ended December 31, 2024.



PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member of Independent Financial Group, LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Independent Financial Group, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

PKF San Diego, LLP
San Diego, CA
February 26, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
INDEPENDENT FINANCIAL GROUP LLC	8-22870

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 292,221,252.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 292,221,252.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 91,674,362.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 1,467,176.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 7,850,853.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 82,513.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 1,908,840.00		
c	Enter the greater of line 5a or 5b		$ 1,908,840.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 102,901,231.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 189,320,021.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 283,980.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 128,908.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 128,908.00		
	d	Add lines 11a through 11c		$ 128,908.00	
12		**LESSER** of line 10 or 11d.			$ 128,908.00
13	a	Amount from line 8		$ 283,980.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 128,908.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 155,072.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 155,072.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-22870	DEA: FINRA	2024	Dec

MEMBER NAME INDEPENDENT FINANCIAL GROUP LLC
MAILING ADDRESS 12671 HIGH BLUFF DR STE 200
SAN DIEGO, CA 92130

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

INDEPENDENT FINANCIAL GROUP LLC
(Name of SIPC Member)

Scott Davis
(Authorized Signatory)

1/17/2025
(Date)

sdavis@ifgsd.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



PKF San Diego, LLP
2020 Camino del Rio North,
Suite 1000
San Diego, CA 92108
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Independent Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Independent Financial Group, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Independent Financial Group, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: provision (k)(2)(ii) (exemption provision) and (2) Independent Financial Group, LLC stated that Independent Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:

  (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and

  (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Independent Financial Group, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF San Diego, LLP

PKF San Diego, LLP

San Diego, CA
February 26, 2025

PKF San Diego, LLP is a member of PKF Global, the network of member firms of PKF International Limited, and Allinial Global, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).



12671 High Bluff Drive
Suite 200
San Diego, CA 92130

(858) 436-3180 *phone*
(800) 269-1903 *toll free*
(858) 481-9033 *fax*
www.ifgsd.com

Independent Financial Group, LLC's Exemption Report

Independent Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) as of and for the year ended December 31, 2024, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transmissions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) as of and for the year ended December 31, 2024 without exception.

Independent Financial Group, LLC

I, Scott Heising, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    Scott Heising

Title: Managing Director